Filed Pursuant to Rule 424(b)(5)

Registration No. 333-259347

Supplement No. 1 dated June 24, 2022 to

Prospectus Supplement dated March 29, 2022

(To Prospectus dated September 7, 2021)

SUPER LEAGUE GAMING, INC.

Up to $10,100,000 in Shares of Common Stock

This supplement no. 1 to prospectus supplement (this “Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus supplement, dated March 29, 2022 (the “Prospectus Supplement”) to the prospectus dated September 7, 2021 (the “Base Prospectus” and, together with the Supplement and Prospectus Supplement, the “Prospectus”), each of which are to be delivered with this Supplement. As further described below, we are filing this Supplement to revise the disclosure that appeared in the Prospectus Supplement under the heading “Use of Proceeds” and elsewhere in the Prospectus Supplement as a result of the execution of a securities purchase agreement (the “Note Purchase Agreement”) by us and three institutional investors (collectively, the “Note Holders”), pursuant to which we sold to the Note Holders a new series of senior secured convertible notes in the aggregate original principal amount of $4,320,000, of which 8% is an original issue discount (each, a “Note,” and, collectively, the “Notes”).

In accordance with certain terms of the Notes, we may be required by the Note Holders to use fifty percent (50%) of the proceeds raised from certain offerings, including the offering described in the Prospectus Supplement, to redeem outstanding balances under the Notes.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SLGG.” On June 23, 2022, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.05 per share.

As of June 24, 2022, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $41.5 million, which was calculated based on 25,921,727 shares of outstanding common stock held by non-affiliates at a price per share of $1.60, the last reported sale price of our common stock on The Nasdaq Capital Market on May 5, 2022. As of the date of this Supplement, we have sold securities with an aggregate market value of $108,762 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12-calendar-month period that ends on, and includes, the date of this Supplement. In accordance with General Instruction I.B.6, we may sell securities with an aggregate market value of up to approximately $13.7 million during that period. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-6 of the Prospectus Supplement, as well as the documents incorporated by reference herein and therein, for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is June 24, 2022.

PURPOSE OF THIS SUPPLEMENT

On March 29, 2022, we filed a Prospectus Supplement in accordance with Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which we registered up to $10.1 million of newly issued shares of our common stock, par value $0.001 per share (the “Purchase Shares”), that we may sell to Tumim Stone Capital, LLC (“Tumim”), from time to time pursuant to the Common Stock Purchase Agreement, dated as of March 25, 2022 (the “Purchase Agreement”).

The purpose of this Supplement is to revise the disclosure that appeared in the Prospectus Supplement under the heading “Use of Proceeds” and elsewhere in the Prospectus Supplement as a result of the execution of the Note Purchase Agreement.

In accordance with certain terms of the Notes, we may be required by the Note Holders to use fifty percent (50%) of the proceeds raised from certain offerings, including the offering described in the Prospectus, to redeem the Notes. The revised “Use of Proceeds” section, which now references the potential use of fifty percent (50%) of the proceeds raised from sales of the Purchase Shares under the Purchase Agreement (less reasonable fees and expenses) to redeem the Notes, is set forth under the heading “Use of Proceeds.”

Prospective investors may rely only on the information contained in this Prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This Prospectus does not constitute an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Supplement, regardless of the time of the delivery of this Supplement or any sale of these securities.

USE OF PROCEEDS

We may sell shares of our common stock from time to time in this offering with aggregate net proceeds of up to approximately $9.9 million after deducting the Placement Agent fees and estimated offering expenses payable by us. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount and proceeds to us, if any, are not determinable at this time.

The following table sets forth the amount of gross proceeds we would receive from Tumim from our sale of Purchase Shares under the Purchase Agreement at varying purchase prices, assuming we were to sell the maximum number of Purchase Shares to Tumim permitted under the Exchange Cap thereunder and assuming no portion of the proceeds are used to redeem any outstanding balance under the Notes:

Assumed Average Purchase Price Per Share		Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Tumim(2)	Gross Proceeds from the Sale of Shares to Tumim Under the Purchase Agreement
$1.00		7,311,833	16.53%	$7,311,833
$1.05	(3)	7,311,833	16.53%	$7,677,425
$1.50		6,666,667	15.30%	$10,000,000
$1.75		5,714,286	13.40%	$10,000,000
$2.00		5,000,000	11.93%	$10,000,000
$2.25		4,444,444	10.75%	$10,000,000

(1)

Although the Purchase Agreement provides that we may sell up to $10.0 million of our common stock to Tumim, we are only registering 7,361,833 shares under this Prospectus, which may or may not cover all of the shares of our common stock we ultimately sell to Tumim under the Purchase Agreement. We will not issue more than an aggregate of 7,361,833 shares of our common stock under the Purchase Agreement unless otherwise approved by our board of directors, and unless we obtain a stockholder vote to do so or the average purchase price of such shares equals or exceeds the Base Price (as that term is defined in the Purchase Agreement). The number of registered shares to be issued as set forth in this column (i) gives effect to the Exchange Cap (as applicable), (ii) is without regard to the Beneficial Ownership Limitation, and (iii) excludes the 50,000 Commitment Shares.

(2)

The denominator is based on 36,914,957 shares outstanding as of June 23, 2022 adjusted to include the issuance of the number of shares set forth in the adjacent column that we would have sold to Tumim, assuming the average purchase price in the first column. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed average purchase price set forth in the first column.

(3)	The closing price of our common stock on June 23, 2022.

In accordance with the terms of the Notes, we may be required, at the election of the Note Holders, to use fifty percent (50%) of the proceeds raised from sales of the Purchase Shares under the Purchase Agreement (less reasonable fees and expenses) to redeem the Notes. To the extent not used to redeem the Notes, we currently intend to use the net proceeds we receive from sales of the Purchase Shares under the Purchase Agreement for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We may also invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.